Exhibit 99.1

ASUR Reports 1Q20 Financial Results

Passenger traffic reflects travel disruptions worldwide since mid-March 2020 due to the COVID-19 pandemic

Mexico City, April 23, 2020 – Grupo Aeroportuario del Sureste, S.A.B. de C.V.  (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-month period ended March 31, 2020.

1Q20 Highlights 1

•

Total passenger traffic decreased 6.3% year over year (YoY), reflecting the impact of the COVID-19 pandemic, primarily since second half of March 2020 and resulting in the following declines across operations:

o	8.1% in Mexico, due to declines of 2.0% and 12.3% in domestic and international traffic, respectively
o	4.1% in Puerto Rico (Aerostar), down 3.4% in domestic traffic and 10.5% in international traffic
o	2.8% in Colombia (Airplan), with domestic and international traffic down 3.1% and 0.8%, respectively
•	Revenues increased 1.4% YoY to Ps.4,157.0
•	Consolidated commercial revenues per passenger reached Ps.116.2
•

Consolidated EBITDA increased 3.0% YoY to Ps.2,743.5 million. Excluding non-recurring insurance recoveries related to Hurricane Maria of Ps.123.7 million in 1Q20 and Ps.41.4 million in 1Q19, consolidated EBITDA would have remained essentially flat

•	Adjusted EBITDA Margin (excludes the effect of IFRIC 12) and excluding the non-recurring insurance recoveries in both quarters would have increased 20 bps to 66.7%

•1Q20 Earnings Call

•

•Date & Time: Friday, April 24, 2020 at 10:00 AM US ET; 9:00 AM CT

•

•Dial-in: 1-866-548-4713 (US & Canada) and 1-323-794-2093 (International & Mexico); Access Code: 2925798

•

•Replay: Friday, April 24, 2020 at 1:00 PM US ET, ending at 11:59 PM US ET on Friday, May 1, 2020.  Dial-in number: 1-844-512-2921 (US & Canada); 1-412-317-6671 (International & Mexico); Access Code: 2925798

Table 1: Financial & Operational Highlights [1]
	First Quarter		% Var
	2019	2020
Financial Highlights
Total Revenue	4,101,350	4,156,996	1.4
Mexico	2,792,419	2,825,205	1.2
San Juan	852,259	873,947	2.5
Colombia	456,672	457,844	0.26
Commercial Revenues per PAX	104.6	116.2	11.0
Mexico	122.1	135.2	10.7
San Juan	118.1	126.3	7.0
Colombia	39.1	51.9	32.7
EBITDA	2,662,909	2,743,530	3.0
Net Income	1,519,151	1,964,936	29.3

[1] Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), including application of IFRS 9 and 15 that came into effect  in 2018, and IFRS 16 that came into effect in 2019, and represent comparisons between the three-month period ended March 31, 2020, and the equivalent three-month period ended March 31, 2019. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps.23.4847 (source: Diario Oficial de la Federación de México) while Colombian peso figures are calculated at the exchange rate of COP171.17 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 19 of this report.

Majority Net Income	1,468,449	1,884,371	28.3
Earnings per Share (in pesos)	4.8948	6.2812	28.3
Earnings per ADS (in US$)	2.0843	2.6746	28.3
Capex	270,302	353,752	30.9
Cash & Cash Equivalents	5,853,666	7,784,257	33.0
Net Debt	8,334,128	7,481,477	(10.2)
Net Debt/ LTM EBITDA	0.85	0.72	(15.8)
Operational Highlights
Passenger Traffic
Mexico	8,723,229	8,019,902	(8.1)
San Juan	2,300,508	2,206,510	(4.1)
Colombia	2,746,037	2,669,633	(2.8)

•	Cash position at quarter-end of Ps.7,784.2 million and Net Debt-to-LTM EBITDA at 0.7x
•	Ps.456.0 million of debt, or 3% of total debt, matures in 2020

ASUR 1Q20 Page 1 of 27

Business Update on COVID-19

Travel Restrictions Imposed by Governments to Mitigate the Impact of COVID-19

Since March 16, 2020, various governments have issued flight restrictions for different regions of the world to limit the breakout of the COVID-19 virus. With respect to the airports ASUR operates:

On March 20, 2020, the Colombian government issued Decree 439 suspending for 30 calendar days, starting March 23, 2020, international air arrivals for the purpose of entry into or connection through Colombian territory. This suspension was further extended until May 30, 2020 by Decree 569 issued on April 15. Similarly, Decree 457, issued on March 22, suspends all domestic commercial aviation in Colombia from March 25 until April 13, 2020, and this suspension has been extended until April 27, 2020 through Decree 531 issued on April 8, 2020. Consequently, ASUR’s commercial aviation operations at the Enrique Olaya Herrera de Medellín, José María Córdova de Rionegro, Los Garzones de Montería, Antonio Roldán Betancourt de Carepa, El Caraño de Quibdó and Las Brujas de Corozal have been suspended.

In Puerto Rico, the Federal Aviation Authority has accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, which is operated by ASUR’s subsidiary Aerostar, and that all arriving passengers be screened by representatives of the Puerto Rico Health Department.  On March 30, 2020, the Governor of Puerto Rico, through an executive order of indefinite term, imposed a two-week quarantine on all passengers arriving at the LMM Airport. Therefore, LMM airport remains open and operating, albeit with substantially reduced flight and passenger volumes.

Mexico and/or the United States may issue flight restrictions similar to those issued in other parts of the world, which would cause a significant further reduction in our operations.

Impact of COVID-19 on ASUR’s March 2020 Passenger Traffic

The COVID-19 pandemic has disrupted the travel industry and governments have introduced travel bans and restrictions. As a result, passenger traffic in ASUR’s three countries of operations declined sharply in the second half of March 2020, with total passenger traffic decreasing 68.8% YoY between March 16 and 31, 2020, as shown in the table below:

Country	2019	2020	% Chg.	2019	2020	% Chg.
	March 1-15	March 1-15		March 16-31	March 16-31
Mexico	1,507,117	1,462,477	(3.0)	1,680,426	583,706	(65.3)
Puerto Rico	387,966	411,167	(6.0)	433,144	115,014	(73.4)
Colombia	441,318	475,544	7.8%	472,316	107,572	(77.0%)
Total	2,336,401	2,349,188	0.5%	2,585,886	806,292	(68.8%)

Ensuring the Well-being of Employees

ASUR has established health and safety protocols aimed at enhancing the well-being of passengers and essential operating personnel across the airports it operates. Protective gear is required for staff working on the premises, and sanitization practices in accordance with the guidelines of local health authorities are in place. The Company has also implemented a remote working policy for staff where possible.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 1Q20 with a strong financial position, with cash and cash equivalents totaling Ps.7,784.3 million and Ps. 15,265.8 million in Total Debt, including Ps.432.0 million in principal payments due in the next three quarters, which represents 2.8% of Total Debt.

ASUR 1Q20 Page 2 of 27

Liquidity Position as of March 31, 2020

Figures in thousands of Mexican Pesos

Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-Term Debt	Principal Payments (Apr. – Dec 2020)
Mexico	6,221,124	3,991,578	22,226	3,969,352	20,000
Puerto Rico	985,202	8,220,729	261,966	7,958,763	251,286
Colombia	577,931	3,053,427	171,834	2,881,593	160,665
Total	7,784,257	15,265,734	456,026	14,809,708	431,951

The following table show the debt coverage included in the debt agreements for each of ASUR’s regions or operations:

Debt Ratios at March 31, 2020

LTM EBITDA and LTM Interest Expense figures in thousands of Mexican Pesos

Region	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements
Mexico [1]	7,583,509	402,029	18.9	3.0
Puerto Rico [2]	1,748,792	754,318	2.3	1.0
Colombia [3]	995,420	241,739	2.4	1.2
Total	10,327,721	1,398,086

1 Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

2 Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1,748,791.6 thousand and LTM Debt Service was Ps.754,318.3 thousand,

3 Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.989.5 million and Debt Service was Ps.408.8 million.

Accounts Receivable at March 31, 2020

Figures in Thousands of Mexican Pesos

	1Q19	1Q20	% Chg.
Mexico	703,330	1,081,286	53.7
Puerto Rico	154,041	91,032	(40.9)
Colombia	108,364	193,224	78.2
Total	965,735	1,365,542	41.4

Starting in mid-March, some of the airlines and other clients and tenants that operate in ASUR’s airports have asked for assistance, either through discounts on payments owed to ASUR or by an extension on those payments. The Company remains in commercial discussions with those clients and tenants regarding their contracts. Notwithstanding these discussions, ASUR believes it has sufficient liquidity to meet its obligations and continue operating in the normal course.

Cost Reduction Initiatives

ASUR is introducing cost reduction initiatives across its three countries of operations. Most of the Company’s cost structure is fixed, except for concession fees across operations and the technical assistance fee in Mexico, which are all variable costs. The impact from these cost reduction measures is not expected to be significant vis a vis the potential decline in revenues resulting from the disruption in passenger traffic across the Company’s operations.

1Q20 Passenger Traffic

Total passenger traffic at ASUR in 1Q20 declined 6.3% YoY to 12.9 million passengers, reflecting the impact of the COVID-19 crisis on travel, starting mid-March 2020. By geography, traffic declined 8.1% in Mexico, 4.1% in Puerto Rico, and 2.8% in Colombia.

The 8.1% YoY decline in passenger traffic in Mexico was driven by declines of 2.0% in domestic traffic and 12.3% in international traffic. Cancun presented the strongest traffic decline, reporting YoY declines of 5.1% in domestic traffic and 12.8% in international traffic. The COVID-19 crisis impacted mainly international traffic during the quarter, reflecting a reduction in flights from international airlines. All ASUR’s Mexican airports remain open and operating. At this time Terminal 2 and 3 at Cancún Airport are closed due to the reduced demand.

Traffic in Puerto Rico declined 4.1% YoY, reflecting decreases of 3.4% in domestic traffic and 10.5% in international traffic. In Puerto Rico, the Federal Aviation Authority (FAA) accepted a request from the Governor of Puerto Rico that all flights bound to Puerto Rico land at LMM Airport, operated by ASUR’s subsidiary Aerostar, and that all passengers be screened by representatives of the Puerto Rico Health Department.  As a result,

ASUR 1Q20 Page 3 of 27

LMM airport remains open and operating, albeit with substantially reduced flight and passenger volumes toward the end of the quarter   Due to Governmental restrictions just the essential commercial spaces are open.

Colombia reported a 2.8% YoY decline in total traffic, driven by declines of 3.1% and 0.8% in domestic and international traffic, respectively. Rionegro Airport in Medellin was the most affected by the health crisis, reporting declines of 4.1% and 0.8% in domestic traffic and international traffic, respectively. In response to COVID-19, the Colombian government suspended commercial aviation at all airports in the country from March 25 through April 13, 2020, which has recently been extended until April 27, 2020. As a result, ASUR’s commercial operations at Enrique Olaya Herrera Airport in Medellín, José María Córdova International Airport in Rionegro, Los Garzones Airport in Montería, Antonio Roldán Betancourt Airport in Carepa, El Caraño Airport in Quibdó and Las Brujas Airport in Corozal have been suspended.

Tables with detailed passenger traffic information for each airport can be found on page 21 of this report.

Table 2: Passenger Traffic Summary
	First Quarter		% Chg
	2019	2020
Total Mexico	8,723,229	8,019,902	(8.1)
- Cancun	6,659,404	5,953,638	(10.6)
- 8 Other Airports	2,063,825	2,066,264	0.1
Domestic Traffic	3,610,761	3,537,359	(2.0)
- Cancun	1,899,183	1,802,860	(5.1)
- 8 Other Airports	1,711,578	1,734,499	1.3
International traffic	5,112,468	4,482,543	(12.3)
- Cancun	4,760,221	4,150,778	(12.8)
- 8 Other Airports	352,247	331,765	(5.8)
Total San Juan, Puerto Rico	2,300,508	2,206,510	(4.1)
Domestic Traffic	2,072,825	2,002,686	(3.4)
International Traffic	227,683	203,824	(10.5)
Total Colombia	2,746,037	2,669,633	(2.8)
Domestic Traffic	2,344,772	2,271,673	(3.1)
International Traffic	401,265	397,960	(0.8)
Total Traffic	13,769,774	12,896,045	(6.3)
Domestic Traffic	8,028,358	7,811,718	(2.7)
International Traffic	5,741,416	5,084,327	(11.4)
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit and general aviation passengers.

ASUR 1Q20 Page 4 of 27

Review of Consolidated Results

Table 3: Summary of Consolidated Results
	First Quarter		% Chg
	2019	2020
Total Revenues	4,101,350	4,156,996	1.4
Aeronautical Services	2,376,142	2,296,072	(3.4)
Non-Aeronautical Services	1,566,507	1,628,495	4.0
Total Revenues Excluding Construction Revenues	3,942,649	3,924,567	(0.5)
Construction Revenues	158,701	232,429	46.5
Total Operating Costs & Expenses	1,925,977	2,016,619	4.7
Other Revenues	41,444	123,741	198.6
Operating Profit	2,216,817	2,264,118	2.1
Operating Margin	54.1%	54.5%	41 bps
Adjusted Operating Margin [1]	56.2%	57.7%	146 bps
EBITDA	2,662,909	2,743,530	3.0
EBITDA Margin	64.9%	66.0%	107 bps
Adjusted EBITDA Margin [2]	67.5%	69.9%	237 bps
Net Income	1,519,151	1,964,936	29.3
Majority Net Income	1,468,449	1,884,371	28.3
Earnings per Share	4.8948	6.2812	28.3
Earnings per ADS in US$	2.0843	2.6746	28.3

Total Commercial Revenues per Passenger [3]	104.6	116.2	11.0
Commercial Revenues	1,451,238	1,509,462	4.0
Commercial Revenues from Direct Operations per Passenger [4]	19.4	18.5	(4.7)
Commercial Revenues Excl. Direct Operations per Passenger	85.2	97.7	14.6

[1] Adjusted operating margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.

[3] Passenger figures include transit and general aviation passengers in Mexico, Puerto Rico and Colombia.
[4] Represents ASUR´s operations in convenience stores.

Consolidated Revenues

Consolidated Revenues for 1Q20 increased 1.4% YoY, or Ps.55.6 million, to Ps.4,157.0 million, mainly driven by increases of:

•

4.0% in revenues from non-aeronautical services to Ps.1,628.5 million. The contribution from Mexico was Ps.1,205.7 million, while Puerto Rico and Colombia accounted for Ps.281.2 million and Ps.141.6 million, respectively; and

•

46.5%, or Ps.73.7 million, in revenues from construction services. This was mainly due to capital expenditures in Cancun and Merida airports, in line with Mexico’s Master Development Plan. This was partially offset by lower capital investments in Puerto Rico and a 94.8% decline in Colombia, reflecting the completion of complementary works.

These increases were partially offset by a 3.4% decline in revenues from aeronautical services to Ps.2,296.1 million. Operations in Mexico contributed aeronautical revenues of Ps.1,487.3 million, while Puerto Rico and Colombia contributed Ps.493.6 million and Ps.315.2 million, respectively.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have declined 0.5% YoY to Ps.3,924.6 million. Excluding revenues from construction services, Mexico accounted for 68.6% of total revenues, while Puerto Rico and Colombia represented 19.7% and 11.9%, respectively.

Commercial Revenues in 1Q20 increased 4.0% YoY to Ps.1,509.5 million, mainly reflecting the 6.1% average depreciation of the Mexican peso against the U.S. dollar, while in 1Q19 the peso experienced an average appreciation of 2.2%. Commercial revenues in Mexico rose 1.8% Y0Y to Ps.1,089.2.3 million. In addition, commercial revenues in Puerto Rico increased 2.6% YoY to Ps.278.6 million and in Colombia by 28.7% to Ps.141.7 million.

ASUR 1Q20 Page 5 of 27

Commercial Revenues per Passenger increased 11.0% YoY to Ps.116.2 in 1Q20. Commercial revenues per passenger were Ps.135.2 in Mexico, Ps.126.3 in Puerto Rico and Ps.51.9 in Colombia.  Commercial revenues per passenger increased 10.7% in Mexico, 7.0% in Puerto Rico and 32.7% in Colombia.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, during 1Q20 increased 4.7% YoY, or Ps.90.6 million, to Ps.2,016.6 million.

Excluding construction costs, operating costs and expenses increased 1.0% YoY, or Ps.16.9 million, mainly due to the following variations:

•

Mexico: increased 0.6%, or Ps.5.4 million, mainly reflecting higher energy costs, security costs and professional fees, as well as maintenance expenses, principally at Cancun Airport. This was partially offset by a Ps.29.5 million asset tax recovery at Merida Airport in 1Q20, compared to a Ps.10.2 million asset tax recovery in the year-ago quarter.

•	Puerto Rico: increased 11.6%, or Ps.59.4 million, principally due to a 10.5%, or Ps.33.1 million, increase in cost of services. In addition, FX translation resulted in higher amortization charges.

•

Colombia: declined 13.3%, or Ps.47.9 million, mainly due to a 35.3%, or Ps.56.4 million, reduction in cost of services, as 1Q19 costs included a Ps.37.1 million expense in connection with the early termination of the agreement with the parking lot concessionaire in Rionegro Airport and a Ps.8.6 million provision for doubtful collectible accounts.

Cost of Services declined 1.8%, or Ps.16.6 million, principally due to a 35.3%, or Ps.56.4 million, YoY decline in Colombia, mainly resulting from the recognition in 1Q19 of a Ps.37.1 million expense in connection with the early termination of the aforementioned agreement with the parking lot concessionaire and the Ps.8.6 million provision for doubtful collectible accounts. The decline was partially offset by a 10.5%, or Ps.33.1 million, increase in cost of services in Puerto Rico, driven by higher salaries, energy costs, and higher premiums for insurance and medical insurance, as well as higher water usage. In Mexico, cost of services increased 1.5%, or Ps.6.7 million, reflecting higher energy costs, security costs and professional fees, as well as higher maintenance expenses. This was partially offset by the aforementioned Ps.29.5 million asset tax refund at Merida Airport in 1Q20, compared with the Ps.10.2 million asset tax refund in 1Q19.

Construction Costs increased 46.5% YoY, or Ps.73.7 million. This was mainly driven by an increase of 831.3%, or Ps.118.0 million, in Mexico, partially offset by declines of 19.0%, or Ps.23.3 million, in Puerto Rico and of 94.8%, or Ps.21.0 million, in Colombia.

G&A Expenses, which reflect administrative expenses in Mexico, increased 6.0% YoY, mainly reflecting higher salaries.

Consolidated Technical Assistance declined 4.0% YoY, mainly driven by Mexico.

Concession Fees increased 0.4% YoY, principally reflecting higher fees in Colombia and Puerto Rico, which rose 8.0% and 6.4%, respectively, partially offset by a 6.4% decline in concession fees in Mexico, mainly due to a decline in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 7.5%, or Ps.33.3 million, principally due to an increase of 15.0%, or Ps.24.1 million, in Puerto Rico. The FX translation impact, given the average depreciation of the Mexican peso against the US dollar, and amortization of new investments contributed to the increase.

Consolidated Operating Profit and EBITDA

Consolidated Operating Profit in 1Q20 amounted to Ps.2,264.1 million, with an Operating Margin of 54.5%. This compares with operating profit of Ps.2,216.8 million and a margin of 54.1% in 1Q19. Consolidated Operating Profit in 1Q20 benefited from insurance recoveries of Ps.123.7 million (compared with a Ps.41.4 million in 1Q19) in connection with Hurricane Maria in Puerto Rico, as well as from a 13.3% YoY reduction in costs in Colombia.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, and which is calculated as

ASUR 1Q20 Page 6 of 27

operating profit divided by total revenues less construction services revenues, was 57.7% in 1Q20 compared with 56.2% in 1Q19.

EBITDA increased 3.0%, or Ps.80.6 million, to Ps.2,743.5 million in 1Q20, compared with Ps.2,662.9 million in 1Q19. By country, EBITDA increased 21.9%, or Ps.91.9 million, in Puerto Rico and 37.6%, or Ps.71.8 million, in Colombia, more than offsetting a 4.1%, or Ps.83.1 million, decline in Mexico. EBITDA margin for 1Q20 was 66.0% compared with 64.9% in 1Q19.

Excluding non-recurring insurance recoveries in connection with Hurricane Maria of Ps.123.7 million in 1Q20 and Ps.41.4 million in 1Q19, consolidated EBITDA would have declined 0.1% YoY, and EBITDA margin would have been 63.0% in 1Q20 and 63.9% in 1Q19.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 69.9% in 1Q20 compared to 67.5% in 1Q19. Excluding the above mentioned non-recurring insurance recoveries, Adjusted EBITDA margin would have been 66.7% in 1Q20 and 66.5% in 1Q19.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2019	2020
Interest Income	111,159	81,184	(27.0)
Interest Expense	(284,404)	(270,670)	(4.8)
Foreign Exchange Gain (Loss), Net	(18,099)	536,670	n/a
Total	(191,344)	347,184	n/a

In 1Q20 ASUR reported a Ps.347.2 million Consolidated Comprehensive Financing Gain, compared to a Ps.191.3 million loss in 1Q19.

In 1Q20, ASUR reported a foreign exchange gain of Ps.536.7 million, resulting from the 6.1% quarterly average depreciation of the Mexican peso against the U.S. dollar (24.5% quarter-end depreciation) together with a U.S. dollar foreign currency net asset position. This compares to a Ps.18.1 million foreign exchange loss in 1Q19 resulting from the 2.2% quarterly average appreciation of the Mexican peso (1.4% quarter-end appreciation) during that period on its foreign currency net asset position.

Interest expense declined Ps.13.7 million, or 4.8%, during the period, mainly driven by a decline in interest expense of Ps.7.8 million, or 6.1%, in Puerto Rico, reflecting a total of Ps.330.5 million in loans paid down in 2019 and 2020. Interest expense in Mexico declined Ps.7.7 million, or 7.3%, reflecting a decline in the TIIE interest rate. Colombia reported a Ps.7.6 million decline in interest payments, reflecting principal loan payments totaling Ps.198.1 million in 2019 and 2020. Interest income declined 27.0%, or Ps.30.0 million, mainly in Colombia as a result of the recognition in 1Q19 of interest income of Ps.33.0 million resulting from a favorable resolution of a legal claim against a contractor.

Income Taxes

Income Taxes for 1Q20 increased Ps.140.0 million YoY, principally due to the combination of the following factors:

•

A Ps.59.5 million YoY increase in deferred income taxes in 1Q20. This mainly reflects a Ps.83.9 million increase in deferred income taxes in Colombia, principally resulting from the reduction in the tax rate used for the calculation of deferred income taxes in Colombia from 33% to 30% starting on January 2019, partially offset by a reduction of Ps.23.9 million in deferred income taxes in Mexico, reflecting a tax benefit from the impact of inflation.

•

A Ps.80.5 million YoY increase in income taxes, reflecting mainly a higher taxable income base for Cancun Airport and Cancun Airport Services, partially offset by a Ps.13.9 million decline in taxable income in Colombia.

ASUR 1Q20 Page 7 of 27

Majority Net Income

Majority Net Income for 1Q20 increased 28.3%, or Ps.415.9 million, to Ps.1,884.4 million from Ps.1,468.4 million in 1Q19. Earnings per common share for the quarter were Ps.6.2812 and earnings per ADS (EPADS) were USD$2.6746 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.4.8948 and earnings per ADS of USD$2.0843 for the same period last year.

Excluding non-recurring insurance recoveries of Ps.123.7 million in 1Q20 and Ps.41.4 million in 1Q19 in connection with Hurricane Maria, Majority Net Income for 1Q20 would have increased 25.4% YoY.

Net Income

Net Income for 1Q20 increased 29.3%, or Ps.445.8 million, to Ps.1,964.9 million from Ps.1,519.1 million in 1Q19.

Excluding the non-recurring insurance recoveries in connection with Hurricane Maria in 1Q20 and 1Q19 as described above, Net Income for 1Q20 would have increased 24.6%

Consolidated Financial Position

On March 31, 2020, airport concessions represented 83.5% of the Company’s total assets, with current assets representing 15.5% and other assets representing 1.0%. As of March 31, 2020, the Company had cash and cash equivalents of Ps.7,784.2 million, a 25.7% increase from Ps.6,192.7 million at December 31, 2019. Mexico contributed Ps.1,229.5 million to the increase in cash and cash equivalents in 4Q19, while Puerto Rico and Colombia contributed Ps.286.7 million and Ps.75.3 million, respectively.

As of March 31, 2020, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.7,049.2 million, ii) goodwill of Ps.887.2 million (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.704.9 million, and iv) a minority interest of Ps.5,739.0 million within stockholders' equity.

Furthermore, the valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of March 31, 2020: i) the recognition of a net intangible asset of Ps.1,531.0 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.241.3 million, and iv) Ps.726.7 million from the recognition of bank loans at fair value.

Stockholders’ equity at the close of 1Q20 was Ps.43,626.1 million and total liabilities were Ps.20,956.3 million, representing 67.5% and 32.5% of total assets, respectively. Deferred liabilities represented 18.4% of ASUR’s total liabilities.

Total Debt at quarter-end increased to Ps.15,265.7 from Ps.13,712.9 million on December 31, 2019, mainly reflecting the depreciation of the peso against the US dollar. On March 31, 2020, 26.1% of ASUR’s total debt was denominated in Mexican pesos, 53.9% in U.S. Dollars (at Aerostar in Puerto Rico) and 20.0% in Colombian pesos.

Net Debt-to-LTM EBITDA stood at 0.7x at the close of 1Q20, while the Interest Coverage ratio was 8.1x. This compares with Net Debt-to-LTM EBITDA of 0.9x and an Interest Coverage Ratio of 7.4x at March 31, 2019.

ASUR 1Q20 Page 8 of 27

Table 5: Consolidated Debt Indicators
	March 31, 2019	December 31, 2019	March 31, 2020
Leverage
Total Debt/ LTM EBITDA (Times) [1]	1.5	1.3	1.5
Total Net Debt/ LTM EBITDA (Times) [2]	0.9	0.7	0.7
Interest Coverage Ratio [3]	7.4	10.8	8.1
Total Debt	14,187,794	13,712,893	15,265,734
Short-term Debt	375,609	549,607	456,026
Long-term Debt	13,812,185	13,163,286	14,809,708
Cash & Cash Equivalents	5,853,666	6,192,679	7,784,257
Total Net Debt [4]	8,334,128	7,520,214	7,481,477

[1] The Total Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] The Total Net Debt-to-EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities, minus Cash & Cash Equivalents, divided by its EBITDA.
[3] The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.
[4] Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

Table 6: Consolidated Debt Profile (millions)*
	Airport	Payment of principal	Currency	Interest Rate	Amortization
					2020	2021 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	TIIE + 1.25%	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	TIIE + 1.25%	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$USD	5.75%	9.3	31.0	277.2	317.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$USD	6.75%	1.4	4.4	39.6	45.4
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	9,375.0	44,250.0	81,000.0	134,625.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	6,375.0	30,090.0	55,077.0	91,542.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	5,625.0	26,550.0	48,600.0	80,775.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	2,313.0	10,915.0	19,980.0	33,208.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	2,313.0	10,915.0	19,980.0	33,208.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	500.0	2,360.0	4,320.0	7,180.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	500.0	2,360.0	4,320.0	7,180.0
12 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$PCol	DTF[1] + 4	500.0	2,360.0	4,320.0	7,180.0
*Expressed in the original currency of each loan

Note: The syndicated loans in Mexico were contracted in October 2017, the issuances of the Puerto Rico bonds were executed in March 2013 and June 2015, respectively, and the syndicated loan in Colombia was contracted in June 2015 with a grace period of three years.

[1] DTF is an average 90-day rate to which the loans in Colombia are pegged.

Capex

Capex during 1Q20 amounted to Ps.353.7 million. Of this amount, Ps.238.9 million reflect the Company’s plan to modernize its Mexican airports pursuant to its master development plans, Ps.113.7 million were utilized by Aerostar in Puerto Rico, and Ps.1.1 million by Airplan in Colombia. This compares with Ps.270.3 million invested in 1Q19, of which Ps.149.0 million was invested in Mexico and Ps.121.3 million in Puerto Rico.

ASUR 1Q20 Page 9 of 27

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	First Quarter		% Chg
	2019	2020
Total Passengers (in thousands)	8,758	8,057	(8.0)

Total Revenues	2,792,419	2,825,205	1.2
Aeronautical Services	1,597,552	1,487,304	(6.9)
Non-Aeronautical Services	1,180,677	1,205,749	2.1
Construction Revenues	14,190	132,152	831.3
Total Revenues Excluding Construction Revenues	2,778,229	2,693,053	(3.1)

Total Commercial Revenues	1,069,709	1,089,250	1.8
Commercial Revenues from Direct Operations	210,852	178,986	(15.1)
Commercial Revenues Excluding Direct Operations	858,857	910,264	6.0

Total Commercial Revenues per Passenger	122.1	135.2	10.7
Commercial Revenues from Direct Operations per Passenger [1]	24.1	22.2	(7.7)
Commercial Revenues Excluding Direct Operations per Passenger	98.1	113.0	15.2
Note: For purpose of this table, approximately 34.8 and 36.9 thousand transit and general aviation passengers are included in 1Q19 and 1Q20, respectively.
[1] Represents ASUR’s operations in convenience stores in Mexico.

Mexico Revenues

Mexico Revenues for 1Q20 increased 1.2% YoY to Ps.2,825.2 million.

Excluding construction, revenues declined 3.1% YoY, reflecting the 6.9% reduction in revenues from aeronautical services, principally due to the 8.1% decline in passenger traffic. By contrast, revenues from non-aeronautical services increased 2.1%, mainly reflecting the 1.8% growth in commercial revenues.

Commercial Revenues increased 1.8% YoY, principally reflecting the appreciation of the Mexican peso against the US dollar and increases across all commercial categories, except advertising and ground transportation, as shown in Table 8.

Commercial Revenues per Passenger for 1Q20 increased 10.7% YoY to Ps.135.2 from Ps.122.1 in 1Q19.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 9, during the last 12 months, ASUR opened a total of 7 new commercial spaces, of which 6 are located at Cancun Airport and one at Oaxaca Airport. More details of these openings can be found on page 22 of this report.

Table 8: Mexico Commercial Revenue Performance		Table 9: Mexico Summary Retail and Other Commercial Space Opened since March 31, 2019
Business Line	YoY Chg	Type of Commercial Space [1]	# Of Spaces Opened
	1Q20
Teleservices	30.7%	Cancun	6
Banks and foreign exchange	22.1%	Retail	3
Car rental	4.5%	Other revenues	3
Other revenues	3.0%	8 Other Airports	1
Car parking	1.8%	Retail	1
Duty Free	1.7%	Mexico	7
Retail	0.8%
Food and Beverage	0.5%
Advertising	(3.2%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Ground Transportation	(5.4%)

ASUR 1Q20 Page 10 of 27

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	First Quarter		% Chg
	2019	2020
Cost of Services	434,022	440,705	1.5
Administrative	60,323	63,953	6.0
Technical Assistance	108,082	103,615	(4.1)
Concession Fees	123,859	115,963	(6.4)
Depreciation and Amortization	171,058	178,555	4.4
Operating Costs and Expenses Excluding Construction Costs	897,344	902,791	0.6
Construction Costs	14,190	132,152	831.3
Total Operating Costs & Expenses	911,534	1,034,943	13.5

Total Mexico Operating Costs and Expenses for 1Q20 increased 13.5% YoY. This includes construction costs, which rose 831.3%, reflecting higher levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 0.6% to Ps.902.8 million.

Cost of Services rose 1.5% YoY, mainly reflecting increases in energy and security expenses, as well as professional fees and maintenance expenses at Cancun Airport. The increase was partly offset by a Ps.29.5 million asset tax refund at Merida Airport in 2Q20, compared with an asset tax refund of Ps.10.2 million in the year-ago quarter.

Administrative Expenses increased by 6.0% YoY, principally as a result of higher salaries.

The 4.1% decline in the Technical Assistance fee paid to ITA reflects lower EBITDA in Mexico, excluding extraordinary items, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, declined 6.4%, mainly as a result of the reduction in regulated revenues, a factor in the calculation of the concession fee.

Depreciation and Amortization increased 4.4% YoY, reflecting higher investments to date as well as the impact from the recognition of lease accounting, per IFRS 16.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2019	2020
Interest Income	89,852	78,664	(12.5)
Interest Expense	(105,359)	(97,697)	(7.3)
Foreign Exchange Gain (Loss), Net	(18,285)	537,311	n/a
Total	(33,792)	518,278	n/a

ASUR’s Mexico operations reported a Ps.518.3 million Comprehensive Financing Gain, compared to a Ps.33.8 million loss in 1Q19. This was mainly due to a foreign exchange gain of Ps.537.3 million in the quarter, resulting from the 6.1% average quarterly depreciation of the Mexican peso (24.5% at quarter-end) against the U.S. dollar on a foreign currency net asset position, compared with an Ps.18.3 million foreign exchange loss in 1Q19, resulting from the 2.2% average quarterly appreciation of the Mexican peso during that period (1.4% at quarter-end) and a foreign currency net asset position.

In addition, interest expense declined 7.3% YoY to Ps.97.7 million, reflecting the reduction in the TIIE interest rate. Furthermore, interest income declined 12.5%, reflecting lower cash balances at Merida and Huatulco airports.

ASUR 1Q20 Page 11 of 27

Mexico Operating Profit and EBITDA

Table 12: Mexico Profit & EBITDA
	First Quarter		% Chg
	2019	2020
Total Revenue	2,792,419	2,825,205	1.2
Total Revenues Excluding Construction Revenues	2,778,229	2,693,053	(3.1)
Operating Profit	1,880,885	1,790,262	(4.8)
Operating Margin	67.4%	63.4%	(399 bps)
Adjusted Operating Margin [1]	67.7%	66.5%	(122 bps)
Net Profit [2]	1,309,809	1,700,770	29.8
EBITDA	2,051,944	1,968,817	(4.1)
EBITDA Margin	73.5%	69.7%	(380 bps)
Adjusted EBITDA Margin [3]	73.9%	73.1%	(75 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes revenues from the participation of Aerostar for Ps.149.8 million and 99.9 million in 1Q20 and 1Q19, respectively, for Airplan Ps.83.8 million and Ps.65.3 million in 1Q20 and 1Q19, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Profit of Ps.1,790.3 million in 1Q20, resulting in an Operating Margin of 63.4%, compared with 67.4% in 1Q19.

Adjusted Operating Margin in 1Q20, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and which is calculated as operating profit divided by total revenues excluding construction services revenues, was 66.5%, compared to 67.7% in 1Q19.

EBITDA declined 4.1% to Ps.1,968.8 million from Ps.2,051.9 million in 1Q19, resulting in an EBITDA Margin of 69.7% in 1Q20, compared with 73.5% in 1Q19.

During 1Q20, ASUR’s operations in Mexico recognized Ps.132.1 million in “Construction Revenues,” a year-on-year increase of 831.3%, due to higher capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin in 1Q20, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, declined 75 bps to 73.1% from 73.9% in 1Q19.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of March 31, 2020, totaled Ps.1,906.7 million, with an average tariff per workload unit of Ps.190.8 (December 2018 pesos), accounting for approximately 58.1% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

Mexico Capital Expenditures

During 1Q20, ASUR’s operations in Mexico made capital investments of Ps.238.9 million in connection with the Company’s plan to modernize its Mexican airports pursuant to its master development plans. This compares with capex of Ps.149.0 million in 1Q19.

ASUR 1Q20 Page 12 of 27

Review of Puerto Rico Operations

As of March 31, 2020, the valuation of ASUR’s investment in Aerostar, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet: i) the recognition of a net intangible asset of Ps.7,049.2 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.704.9 million, and iv) a minority interest of Ps.5,739.0 million within stockholders' equity.

In thousands of Mexican pesos
	First Quarter		% Chg
	2019	2020
Total Passenger	2,301	2,207	(4.1)

Total Revenues	852,259	873,947	2.5
Aeronautical Services	455,516	493,590	8.4
Non-Aeronautical Services	274,360	281,238	2.5
Construction Revenues	122,383	99,119	(19.0)
Total Revenues Excluding Construction Revenues	729,876	774,828	6.2

Total Commercial Revenues	271,573	278,659	2.6
Commercial Revenues from Direct Operations	58,657	61,639	5.1
Commercial Revenues Excluding Direct Operations	212,916	217,020	1.9

Total Commercial Revenues per Passenger	118.1	126.3	7.0
Commercial Revenues from Direct Operations per Passenger [1]	25.5	27.9	9.6
Commercial Revenues Excluding Direct Operations per Passenger	92.6	98.4	6.3
Figures in pesos at the average exchange rate of Ps.20.0123 to US 1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues for 1Q20 increased 2.5% YoY to Ps.873.9 million. Excluding construction services, revenues rose 6.2%, mainly due to the following increases:

•

8.4% in revenues from aeronautical services, reflecting the FX translation impact resulting from the 6.1% average depreciation of the Mexican peso against the US dollar compared with a 2.2.% average appreciation of the peso in 1Q19.

•

2.5% in revenues from non-aeronautical services, principally reflecting the 2.6% increase in commercial revenues resulting from the FX translation impact related to the 6.1% depreciation of the peso against the US dollar in 1Q20, compared to the 2.2% appreciation of the peso in 1Q19.

Construction services revenues declined 19.0% YoY, reflecting lower capital investments in 1Q20.

Commercial Revenues per Passenger increased 7.0% to Ps.126.3 from Ps.118.1 in 1Q19.

Fifteen commercial spaces were opened at LMM Airport over the last 12 months, as shown in Table 15. More details of these openings can be found on page 22 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and other.

ASUR 1Q20 Page 13 of 27

Table 14: Puerto Rico Commercial Revenue Performance		Table 15: Puerto Rico Summary Retail and Other Commercial Space Opened since March 31, 2019
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	1Q20
Advertising	370.7%	Retail Operations	7
Banks and foreign exchange	19.4%	Duty Free	3
Food and beverage	12.3%	Food and Beverage Operations	3
Ground Transportation	4.8%	Advertising Revenues	1
Retail	3.9%	Banks and foreign exchange	1
Car rentals	(0.1%)	Total Commercial Spaces	15
Car parking	(2.8%)
Duty Free	(5.9%)
Others revenues	(11.7%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Total Commercial Revenues	2.6%

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2019	2020
Cost of Services	316,177	349,318	10.5
Concession Fees	35,093	37,330	6.4
Depreciation and Amortization	159,640	183,650	15.0
Operating Costs and Expenses Excluding Construction Costs	510,910	570,298	11.6
Construction Costs	122,383	99,119	(19.0)
Total Operating Costs & Expenses	633,293	669,417	5.7
Figures in pesos at the average exchange rate of Ps.20.0123 to US. 1.00

Total Operating Costs and Expenses at LMM Airport in 1Q20 increased 5.7% YoY to Ps.669.4 million. During 1Q20, Aerostar reported construction costs of Ps.99.1 million, reflecting capital investments in concessioned assets. Excluding construction costs, operating costs and expenses increased 11.6% to Ps.570.3 million.

Cost of Services increased 10.5% YoY, or Ps.33.1 million, mainly reflecting increases in salaries and energy costs, as well as higher insurance premium fees and water usage costs.

Concession Fees paid to the Puerto Rican government increased Ps.2.2 million YoY, in line with the concession agreement.

Depreciation and Amortization increased 15.0% YoY, or Ps.24.0 million, mainly reflecting the FX translation impact resulting from the average depreciation of the Mexican peso against the average US dollar, together with amortization of new investments.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2019	2020
Interest Income	3,860	2,392	(38.0)
Interest Expense	(128,090)	(120,276)	(6.1)
Total	(124,230)	(117,884)	(5.1)
Figures in pesos at the average exchange rate of Ps.20.0123 to US. 1.00

During 1Q20, LMM Airport reported a Ps.117.9 million Comprehensive Financing Loss, compared with a Ps.124.2 million loss in 1Q19, mainly reflecting principal payments of Ps.330.5 million in 2019 and 1Q20.

On February 22, 2013, and as part of the financing of its concession agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of

ASUR 1Q20 Page 14 of 27

LIBOR plus 2.1%, payable each July 1 and January 1, and with no fixed maturity date. As of December 31, 2019, the remaining balance was US$19.8 million, including capitalized interest.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority and certain other costs and expenditures associated with it.

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million. In December 2015, Aerostar also contracted a line of revolving credit which, as of March 31, 2020, had not been drawn upon. Subsequent to the end of the quarter, on April 1, 2020, Aerostar drew down US$10.0 million from this line of revolving credit for working capital purposes.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2019	2020
Total Revenue	852,259	873,947	2.5
Total Revenues Excluding Construction Revenues	729,876	774,828	6.2
Other Revenues	41,444	123,741	198.6
Operating Profit	260,410	328,271	26.1
Operating Margin	30.6%	37.6%	701 bps
Adjusted Operating Margin[1]	35.7%	42.4%	669 bps
Net Income	126,756	201,413	58.9
EBITDA	420,050	511,921	21.9
EBITDA Margin	49.3%	58.6%	929 bps
Adjusted EBITDA Margin[2]	57.6%	66.1%	852 bps
Figures in pesos at the average exchange rate of Ps.20.0123 = US$1.00

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit at Puerto Rico in 1Q20 declined to Ps.328.3 million, with an Operating Margin of 37.6%. This compares with 30.6% in 1Q19. During 1Q20 and 1Q19, results benefited from insurance recoveries in connection with Hurricane Maria of Ps.123.7 million and Ps.41.4 million, respectively. Excluding the non-recurring insurance recoveries described above, Operating Margin would have been 23.4% in 1Q20 and 25.7% in 1Q19.

EBITDA increased 21.9% to Ps.511.9 million from Ps.420.0 million in 1Q19. EBITDA Margin expanded to 58.6% from 49.3% in 1Q19, while the Adjusted EBITDA Margin (which excludes IFRIC 12), expanded to 66.1% in 1Q20 from 57.6% in 1Q19.

Excluding the non-recurring insurance recoveries described above that benefitted 1Q20 and 1Q19 results, consolidated EBITDA would have increased 2.5% YoY and EBITDA margin would have remained stable at 44.4% in both quarters. Adjusted EBITDA margin (excluding IFRIC 12), also excluding the non-recurring insurance recoveries in both quarters, would have been 50.1% in 1Q20 compared with 51.9% in 1Q19.

Puerto Rico Capital Expenditures

During 1Q20, Aerostar invested Ps.113.7 million to modernize LMM Airport, compared with investments of Ps.121.3 million in 1Q19.

ASUR 1Q20 Page 15 of 27

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority govern the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three-month periods ended March 31, 2019 and 2020.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 "Business Combinations", resulted in the following effects on the balance sheet as of March 31, 2020: i) the recognition of a net intangible asset of Ps.1,531.0 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.241.3 million, and iv) Ps.726.7 million from the recognition of bank loans at fair value.

Table 19: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	First Quarter		% Chg
	2019	2020
Total Passenger	2,811	2,728	(3.0)

Total Revenues	456,672	457,844	0.3
Aeronautical Services	323,074	315,178	(2.4)
Non-Aeronautical Services	111,470	141,508	26.9
Construction Revenues [1]	22,128	1,158	(94.8)
Total Revenues Excluding Construction Revenues	434,544	456,686	5.1
Total Commercial Revenues	109,956	141,553	28.7
Total Commercial Revenues per Passenger	39.1	51.9	32.7
Figures in pesos at an average exchange rate of COP177.7054 = Ps.1.00 Mexican pesos.
Note: For purposes of this table, approximately 64.9 and 57.9 thousand transit and general aviation passengers are included in 1Q19 and 1Q20.

Colombia Revenues

Total Colombia Revenues for 1Q20 increased 0.3% YoY to Ps.457.8 million. Excluding construction services revenues, revenues rose 5.1%, mainly reflecting the 26.9% increase in revenues from non-aeronautical services, principally the 28.7% increase in commercial revenues, and were partially offset by a 2.4% decline in revenues from aeronautical services.

Commercial Revenues per Passenger increased 32.7% YoY to Ps.51.9, from Ps.39.1 in 1Q19.

As shown in Table 21, during the last twelve months, 43 new commercial spaces were opened in Colombia. More details of these openings can be found on page 22 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services, and other.

ASUR 1Q20 Page 16 of 27

Table 20: Colombia Commercial Revenue Performance		Table 21: Colombia Summary Retail and Other Commercial Space Opened since March 31, 2019
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	1Q20
Ground Transportation	129.6%	Retail Operations	12
Car rental	100.0%	Other Revenue	22
Retail	88.4%	Food and Beverage Operations	5
Food and beverage	29.1%	Car Rental Revenues	1
Banks and foreign exchange	28.7%	Banking and Currency Exchange Services	1
Teleservices	26.0%	Teleservices	2
Car parking	15.0%	Total Commercial Spaces	43
Others revenues	9.4%
Duty free	0.0%	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Advertising	(3.0%)
Total Commercial Revenues	28.7%

Colombia Costs & Expenses

Table 22: Colombia Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2019	2020
Cost of Services	159,949	103,494	(35.3)
Technical Assistance	1,354	1,489	10.0
Concession Fees	82,325	88,911	8.0
Depreciation and Amortization	115,394	117,207	1.6
Operating Costs and Expenses Excluding Construction Costs	359,022	311,101	(13.3)
Construction Costs	22,128	1,158	(94.8)
Total Operating Costs & Expenses	381,150	312,259	(18.1)
Figures in pesos at an average exchange rate of COP177.7054 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia declined 18.1% YoY to Ps.312.3 million in 1Q20. Excluding construction costs, operating costs and expenses declined 13.3% YoY to Ps.311.1 million.

Cost of Services declined 35.3% YoY, or Ps.56.4 million, mainly reflecting a Ps.37.1 million expense in connection with the early termination of the agreement with the parking lot concessionaire in Rionegro Airport, and a Ps.8.6 million provision for doubtful collectible accounts, both in 1Q19.

Construction Costs declined 94.8% YoY, or Ps.21.0 million, reflecting lower investments in complementary works to concessioned assets during the period compared to the prior year.

Concession Fees, which include fees paid to the Colombian government, increased 8.0% YoY, mainly reflecting higher regulated and non-regulated revenues during the period.

Depreciation and Amortization increased Ps.1.8 million, principally reflecting the amortization of new investments.

Colombia Comprehensive Financing Gain (Loss)

Table 23: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2019	2020
Interest Income	34,546	7,846	(77.3)
Interest Expense	(68,054)	(60,415)	(11.2)
Foreign Exchange Gain (Loss), Net	186	(641)	n/a
Total	(33,322)	(53,210)	59.7
Figures in pesos at an average exchange rate of COP177.7054 = Ps.1.00 Mexican peso.

During 1Q20, Airplan reported a Ps.53.2 million Comprehensive Financing Loss, compared with a Ps.33.3 million loss in 1Q19. While interest expense declined 11.2% YoY to Ps.60.4 million in 1Q20, comparisons reflect

ASUR 1Q20 Page 17 of 27

the recognition of interest income of Ps.33.0 million in 1Q19 resulting from a favorable resolution of a legal claim against a contractor, along with a higher cash balance in the quarter.

On June 1, 2015, Airplan entered into 12-Year Syndicated Loan Facility with eight banks, with a 3-year grace period and a net balance of Ps.3,053.4 million as of March 31, 2020, following a Ps.43.9 million principal payment during the quarter.

Colombia Operating Profit and EBITDA

Table 24: Colombia Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2019	2020
Total Revenue	456,672	457,844	0.3
Total Revenues Excluding Construction Revenues	434,544	456,686	5.1
Operating Profit	75,522	145,585	92.8
Operating Margin	16.5%	31.8%	1526 bps
Adjusted Operating Margin[1]	17.4%	31.9%	1450 bps
Net Profit	82,586	62,753	(24.0)
EBITDA	190,915	262,792	37.6
EBITDA Margin	41.8%	57.4%	1559 bps
Adjusted EBITDA Margin[2]	43.9%	57.5%	1361 bps
Figures in pesos at an average exchange rate of COP177.7054 = Ps.1.00 Mexican peso.

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR’s operations in Colombia reported an Operating Profit of Ps.145.6 million in 1Q20, compared with an operating profit of Ps.75.5 million in 1Q19. The Operating Margin expanded to 31.8% in 1Q20 from 16.5% in 1Q19. The Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, increased to 31.9% in 1Q20 from 17.4% in 1Q19.

During 1Q20, EBITDA increased 37.6% to Ps.71.9 million from Ps.190.9 million in 1Q19. The EBITDA Margin increased to 57.4% in 1Q20, from 41.8% in 1Q19. The Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction of or improvements to concessioned assets, increased to 57.5% in 1Q20, from 43.9% in 1Q19. This was mainly due to a decline in cost of services of 35.3%, or Ps.56.4 million, as 1Q19 was impacted by a Ps.37.1 million expense in connection with the early termination of the agreement with the parking lot concessionaire in Rionegro Airport and a Ps.8.6 million provision for doubtful collectible accounts.

Colombia Capital Expenditures

During 1Q20, Airplan made capital expenditures of Ps.1.2 million. No investments were made in 1Q19.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights. Airplan's regulated revenues for 1Q20 amounted to Ps.315.2 million.

Subsequent Events

On April 9, 2020, ASUR filed with the U.S. Securities and Exchange Commission a Form 20-F for fiscal year 2019.

ASUR 1Q20 Page 18 of 27

On April 1, 2020 Aerostar drew down US$10.0 million from a line of revolving credit for working capital purposes.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR reports that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Banorte, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Bradesco, BTG Pactual, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Monex, HSBC Securities, Intercam Casa de Bolsa, Insight Investment

ASUR 1Q20 Page 19 of 27

Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. In particular, the impact of the COVID-19 pandemic on global economic conditions and the travel industry, as well as on the business and results of operations of the Company in particular, is expected to be material, and, as conditions are changing rapidly, is difficult to predict. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 1Q20 Page 20 of 27

ASUR 1Q20 Page 21 of 27

(Pag. 1/1)

Business Name	Type	Opening Date
MEXICO		
Cancun		
Business Lounge (T4) Internacional	Other Revenue	April 2019
Business Lounge (T4) Nacional	Other Revenue	April 2019
Sunglass Hut	Retail	April 2019
Gold Elements	Retail	May 2019
Bijoux	Retail	September 2019
Business Lounge	Other Revenue	January 2020
Oaxaca		
Promotora de Espectáculos (Artículos Deportivos)	Retail	February 2020
SAN JUAN, PUERTO RICO		
Invicta	Retail	May 2019
Invicta	Retail	May 2019
The Destillery	Retail	June 2019
Metropol	Food and Beverage	June 2019
Grab at the Gate	Food and Beverage	June 2019
Innovative Media	Advertising	August 2019
Sunglasses	Duty Free	September 2019
Baggage Storage	Retail	September 2019
Sunny Planet	Retail	September 2019
The Cellar	Duty Free	October 2019
Invicta	Retail	November 2019
Invicta	Retail	November 2019
Bijoux	Duty Free	November 2019
Ready Credit	Food and Beverage	December 2019
Enrique Tomás	Banking and Currency Exchange	December 2019
COLOMBIA		
Rionegro		
Sapia CI SAS	Retail	April 2019
Mera Medellin SAS	Food and Beverage	May 2019
Aerorepublica S.A.	Other Revenue	May 2019
ABC Aerolineas SA de CV Sucursal Colombia	Other Revenue	May 2019
Air Europa Lineas Aereas Sociedad Anonima	Other Revenue	May 2019
Air Europa Lineas Aereas Sociedad Anonima	Other Revenue	June 2019
Girag S.A.	Other Revenue	July 2019
Federal Express Corporation	Other Revenue	August 2019
Caribbean Sipport and Flight Service LTDA	Food and Beverage	September 2019
Opticas GMO Colombia S.A.S	Food and Beverage	September 2019
Avinco S.A.S Kokoriko	Retail	September 2019
Sapia CI SAS	Retail	October 2019
Pca Productora y Comercializadora de Alimentos S.A.	Other Revenue	October 2019
Transaereo S.A.S	Banking and Currency Exchange Services	October 2019
Corresponsales Colombia S.A.S	Retail	December 2019
Olaya Herrera		
Departamento de Antioquia	Other Revenue	April 2019
Fondo de Valorización del municipio de Medellín	Other Revenue	October 2019
Pacifica de Aviación S.A.S.	Other Revenue	October 2019
Pacifica de Aviación S.A.S.	Other Revenue	October 2019
Aeropaca S.A.S	Other Revenue	October 2019
Satena	Other Revenue	October 2019
Grupo San German Express S.A.S	Other Revenue	November 2019
Aerovias del Continente Americano S.A. Avianca	Other Revenue	November 2019
Punto Caliente S.A.	Food and Beverage	November 2019
Tobon Trujillo Luis Eduardo	Other Revenue	January 2020
Global Lounge Colombia SAS	Other Revenue	January 2020
Ceballos Amaya Carlos Andres	Other Revenue	February 2020
Mera Medellin S.A.S	Food and Beverage	February 2020
America`S AIR S.A.S	Other Revenue	February 2020
Departamento de Antioquia	Other Revenue	March 2020
Cueros Velez S.A.S	Retail	March 2020
Globoshops S.A.S.	Retail	March 2020
Monteria		
Sapia CI SAS	Retail	November 2019
Renting Colombia S.A.S	Car Rental	November 2019
Servicios Aeroportuarios Integrados - SAI LTDA	Other Revenue	November 2019
Quibdo		
Marcapasos S.A.S	Other Revenue	May 2019
Renteria Palacio Edward Francisco	Retail	May 2019
Colombia Telecomunicaciones S.A. ESP (Antes TELECOM)	Teleservices	October 2019
Cueros Velez S.A.S	Retail	February 2020
America`S AIR S.A.S	Other Revenue	March 2020
Centro de Servicios		
Frisby S.A.	Food and Beverage	January 2020
Grupo CDM S.A.S. Zomac - Pilatos	Retail	January 2020
Fet Group SAS - KOAJ	Retail	January 2020
Colombia Telecomunicaciones S.A. ESP (Antes TELECOM)	Teleservices	January 2020
Mattelsa S.A.S.	Retail	January 2020
Corporación Universitaria Remington	Other Revenue	January 2020

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 1Q20 Page 22 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	1Q 2019	1Q 2019 Per Workload Unit	1Q 2020	1Q 2020 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico						
Cancun [1]						
Aeronautical Revenues	1,184,023	176.2	1,059,818	175.4	(10.5)	(0.5)
Non-Aeronautical Revenues	1,093,670	162.7	1,110,171	183.7	1.5	12.9
Construction Services Revenues	2,997	0.4	21,680	3.6	623.4	800.0
Total Revenues	**2,280,690**	**339.3**	**2,191,669**	**362.7**	**(3.9)**	**6.9**
Operating Profit	1,548,444	230.4	1,415,072	234.2	(8.6)	1.6
EBITDA	1,663,660	247.5	1,534,523	254.0	(7.8)	2.6
Merida						
Aeronautical Revenues	130,550	195.1	133,020	189.8	1.9	(2.7)
Non-Aeronautical Revenues	29,784	44.5	34,589	49.3	16.1	10.8
Construction Services Revenues	8,398	12.6	35,861	51.2	327.0	306.3
Other [2]	24	-	16	-	(33.3)	n/a
Total Revenues	**168,756**	**252.3**	**203,486**	**290.3**	**20.6**	**15.1**
Operating Profit	89,876	134.3	117,941	168.2	31.2	25.2
EBITDA	101,935	152.4	130,222	185.8	27.8	21.9
Villahermosa						
Aeronautical Revenues	50,187	171.3	57,478	199.6	14.5	16.5
Non-Aeronautical Revenues	14,430	49.2	14,396	50.0	(0.2)	1.6
Construction Services Revenues	425	1.5	13,750	47.7	3,135.3	3,080.0
Other [2]	22	0.1	24	0.1	9.1	-
Total Revenues	**65,064**	**222.1**	**85,648**	**297.4**	**31.6**	**33.9**
Operating Profit	28,550	97.4	34,916	121.2	22.3	24.4
EBITDA	36,187	123.5	42,725	148.4	18.1	20.2
Other Airports [3]						
Aeronautical Revenues	232,792	200.2	236,988	204.1	1.8	1.9
Non-Aeronautical Revenues	42,793	36.8	46,593	40.1	8.9	9.0
Construction Services Revenues	2,370	2.0	60,861	52.4	2,468.0	2,520.0
Other [2]	74	0.1	71	0.1	(4.1)	-
Total Revenues	**278,029**	**239.1**	**344,513**	**296.7**	**23.9**	**24.1**
Operating Profit	132,719	114.1	131,093	112.9	(1.2)	(1.1)
EBITDA	168,729	145.1	168,376	145.0	(0.2)	(0.1)
Holding & Service Companies [4]						
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	360,284	n/a	380,091	n/a	5.5	n/a
Total Revenues	**360,284**	**n/a**	**380,091**	**n/a**	**5.5**	**n/a**
Operating Profit	81,296	n/a	91,240	n/a	12.2	n/a
EBITDA	81,433	n/a	92,971	n/a	14.2	n/a
Consolidation Adjustment Mexico						
Consolidation Adjustment	(360,404)	n/a	(380,201)	n/a	5.5	n/a
Total Mexico						
Aeronautical Revenues	1,597,552	180.6	1,487,304	181.6	(6.9)	0.6
Non-Aeronautical Revenues	1,180,677	133.5	1,205,749	147.2	2.1	10.3
Construction Services Revenues	14,190	1.6	132,152	16.1	831.3	906.3
Total Revenues	**2,792,419**	**315.7**	**2,825,205**	**344.9**	**1.2**	**9.2**
Operating Profit	1,880,885	212.6	1,790,262	218.5	(4.8)	2.8
EBITDA	2,051,944	232.0	1,968,817	240.3	(4.1)	3.6
San Juan Puerto Rico, US [5]						
Aeronautical Revenues	455,516	n/a	493,590	n/a	8.4	n/a
Non-Aeronautical Revenues	274,360	n/a	281,238	n/a	2.5	n/a
Construction Services Revenues	122,383	n/a	99,119	n/a	(19.0)	n/a
Total Revenues	**852,259**	**n/a**	**873,947**	**n/a**	**2.5**	**n/a**
Operating Profit	260,410	n/a	328,271	n/a	26.1	n/a
EBITDA	420,050	n/a	511,921	n/a	21.9	n/a
Consolidation Adjustment San Juan						
Consolidation Adjustment	-	n/a				
Colombia [6]						
Aeronautical Revenues	323,074	n/a	315,178	n/a	(2.4)	n/a
Non-Aeronautical Revenues	111,470	n/a	141,508	n/a	26.9	n/a
Construction Services Revenues	22,128	n/a	1,158	n/a	(94.8)	n/a
Total Revenues	**456,672**	**n/a**	**457,844**	**n/a**	**0.3**	**n/a**
Operating Profit	75,522	n/a	145,585	n/a	92.8	n/a
EBITDA	190,915	n/a	262,792	n/a	37.6	n/a
Consolidation Adjustment Colombia						
Consolidation Adjustment	-	n/a				
CONSOLIDATED ASUR						
Aeronautical Revenues	2,376,142	n/a	2,296,072	n/a	(3.4)	n/a
Non-Aeronautical Revenues	1,566,507	n/a	1,628,495	n/a	4.0	n/a
Construction Services Revenues	158,701	n/a	232,429	n/a	46.5	n/a
Total Revenues	**4,101,350**	**n/a**	**4,156,996**	**n/a**	**1.4**	**n/a**
Operating Profit	2,216,817	n/a	2,264,118	n/a	2.1	n/a
EBITDA	2,662,909	n/a	2,743,530	n/a	3.0	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 1Q2020.
[6] Reflects the results of operation of Airplan, Colombia, for 1Q2020.

ASUR 1Q20 Page 23 of 27

ASUR 1Q20 Page 24 of 27

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of March 31, 2020 and December 31, 2019
Thousands of mexican pesos

Item	December 2019	March 2020	Variation	% Chg.
Assets				
Current Assets				
Cash and Cash Equivalents	6,192,679	7,784,257	1,591,578	25.7
Cash and Cash Equivalents Restricted	165,622	69,756	(95,866)	(57.9)
Accounts Receivable, net	1,003,793	1,365,542	361,749	36.0
Recoverable Taxes and Other Current Assets	483,762	824,091	340,329	70.4
Total Current Assets	**7,845,856**	**10,043,646**	**2,197,790**	**28.0**
Non Current Assets				
Machinery, Furniture and Equipment, net	520,623	557,084	36,461	7.0
Intangible assets, Airport Concessions and Goodwill-Net	49,126,038	53,950,966	4,824,928	9.8
Document Receivable	23,364	20,178	(3,186)	(13.6)
investment in Joint Venture	-	10,556	10,556	-
Total Assets	**57,515,881**	**64,582,430**	**7,066,549**	**12.3**
Liabilities and Stockholders' Equity				
Current Liabilities				
Trade Accounts Payable	245,100	276,598	31,498	12.9
Bank Loans and Short Term debt	549,607	456,026	(93,581)	(17.0)
Accrued Expenses and Others Payables	1,765,313	2,083,580	318,267	18.0
Total Current Liabilities	**2,560,020**	**2,816,204**	**256,184**	**10.0**
Long Term Liabilities				
Bank Loans	6,674,717	6,850,945	176,228	2.6
Long Term Debt	6,488,569	7,958,763	1,470,194	22.7
Deferred Income Taxes	3,004,584	3,313,232	308,648	10.3
Employee Benefits	16,814	17,182	368	2.2
Total Long Term Liabilities	**16,184,684**	**18,140,122**	**1,955,438**	**12.1**
Total Liabilities	**18,744,704**	**20,956,326**	**2,211,622**	**11.8**
Stockholders' Equity				
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	1,616,533	1,616,533	-	-
Mayority Net Income for the Period	5,465,823	1,884,371	(3,581,452)	(65.5)
Cumulative Effect of Conversion of Foreign Currency	(218,788)	1,576,039	1,794,827	(820.3)
Retained Earnings	16,527,312	21,993,137	5,465,825	33.1
Non- Controling interests	7,613,021	8,788,748	1,175,727	15.4
Total Stockholders' Equity	**38,771,177**	**43,626,104**	**4,854,927**	**12.5**
Total Liabilities and Stockholders' Equity	**57,515,881**	**64,582,430**	**7,066,549**	**12.3**

Exchange Rate per Dollar Ps. 23.4847

ASUR 1Q20 Page 25 of 27

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